CHOOSII, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2022 and 2021

(Unaudited)

Choosii, Inc.
Balance Sheet
As of December 31, 2022

Assets
  Current Assets

Bank account ending 9437	$	9,460.61
Etsy	$	236.41
	$	9,697.02

Fixed Assets

Capitalized R&D	$	6,409.36
Less Accumulated Depreciation R&D	$	(106.82)
	$	6,302.54

Total Assets:	$	**15,999.56**

Liabilities
  Current Liabilities

Legal Services	$	8,279.50
Software Developers	$	5,645.55
Total Current Liabilities	$	13,925.05

  Long Term Liabilities

SAFE	$	7,796.66
Total Long Term Liabilities	$	7,796.66

Total Liabilities	$	21,721.71

Shareholders Equity

Current Year Earnings	$	(15,256.27)
Retained Earnings	$	(338.58)
Common Stock	$	50.61
Add'l Paid in Capital	$	9,822.09
Total Shareholders Equity	$	(5,722.15)

Total Liabilities & Shareholders Equity	$	**15,999.56**

Choosii, Inc.
Balance Sheet
As of December 31, 2021

Assets		
Current Assets		
Etsy	$	134.12
Total Assets:	**$**	**134.12**
Liabilities		
Current Liabilities		
	$	-
Total Current Liabilities	$	-
Long Term Liabilities		
	$	-
Total Long Term Liabilities	$	-
Total Liabilities	$	-
Shareholders Equity		
Current Year Earnings	$	(338.58)
Common Stock	$	50.61
Add'l Paid in Capital	$	422.09
Total Shareholders Equity	$	134.12
Total Liabilities & Shareholders Equity	**$**	**134.12**

Choosii, Inc.
Statement of Cash Flows - Income Tax Basis
12 Months ended December 31, 2022

Net Income	$	(15,256.27)
Adjustments to reconcile net loss to net cash used for operating activities		
Amortization & Depreciation	$	106.82
Changes in operating assets and liabilities		
Accounts receivable	$	-
Inventory	$	-
Prepaid Assets	$	-
Accounts Payable	$	-
Accrued expenses payable	$	13,925.05
Total Adjustments	$	14,031.87
Net cash use for operating activities	$	(1,224.40)
Cash Flows from investing activities		
Purchase of fixed assets	$	(6,409.36)
Net cash used for investing activities	$	(6,409.36)
Cash Flows from financing activities		
Shareholder Investments	$	17,196.66
Net cash provided by financing activities	$	17,196.66
Cash and cash equivalents, beginning	$	134.12
Cash and cash equivalents, ending	$	9,697.02

Choosii, Inc.
Statement of Cash Flows - Income Tax Basis
12 Months ended December 31, 2021

Net Income	$ (338.58)
Adjustments to reconcile net loss to net cash used for operating activities	
Changes in operating assets and liabilities	
Accounts receivable	$ -
Accounts Payable	$ -
Inventory	$ -
Prepaid Assets	$ -
Total Adjustments	$ -
Net cash use for operating activities	$ (338.58)
Cash Flows from investing activities	
Purchase of fixed assets	$ -
Net cash used for investing activities	$ -
Cash Flows from financing activities	
Shareholder Investments	$ 472.70
Net cash provided by financing activities	$ 472.70
Cash and cash equivalents, beginning	$ -
Cash and cash equivalents, ending	$ 134.12

Choosii, Inc.
2022 Statement of Owners Equity
For Year Ending December 31, 2022

Owner's Equity at Janaury 1, 2022

Opening Balance of Owners Equity	$	134.12
Investment during the period	$	9,822.09
Net Income	$	(15,256.27)

Owner's Equity at December 31, 2022 $ (5,300.06)

Choosii, Inc.
2021 Statement of Owners Equity
For Year Ending December 31, 2021

Owner's Equity at Janaury 1, 2021

Opening Balance of Owners Equity	$	-
Investment during the period	$	50.61
Additional Paid in Capital		422.09
Net Income	$	(338.58)

Owner's Equity at December 31, 2021	$	134.12

Choosii, Inc.
2022 Profit & Loss Statement

Revenue:	$3,540.51
Cost of Goods Sold	$192.80
Gross Profit	$3,347.71
Expenses:	
Advertising	$447.33
Biz Development	$960.08
Computer equipment not capitalized	$377.53
Dues & Subs	$2,999.13
Legal	$1,092.50
Marketing	$669.80
Meals & Entertainmnet	$201.08
Miscellaneous	$656.06
Office Supplies	$28.31
Postage	$31.90
Professional Fees	$8,057.82
Rent (coworking)	$450.00
Software	$1,790.79
Supplies	$196.92
Travel	$581.73
Website	$63.00
	$18,603.98
Net Income:	($15,256.27)

Choosii, Inc.
2021 Profit & Loss Statement

Revenue	$308.97
Expenses	
Advertising	$12.24
Dues & Subs	$127.94
Marketing	$78.70
Postage	$82.00
Professional Services	$124.35
Software	$86.99
Website	$20.00
R&D	$115.33
Total expenses	$647.55
Net Income	($338.58)


CHOOSII, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2022 and 2021


1. ORGANIZATION AND PURPOSE

Choosii, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The company operates a mobile social media and commerce platform for collectors to showcase their collections, socialize with collectors, and sell pieces of their collections.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b. Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c. Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and December 31, 2021, the Company's cash positions include its operating bank account.

d. Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER,

IN ACCORDANCE WITH REGULATION CF RULE 201(t)

I, **Shirley Yu**, certify that:

(1) The financial statements of Choosii, Inc., included in this Form are true and complete in all material respects; and

(2) The tax return information of Choosii I, Inc., included in this Form reflects accurately the information reported on the tax return for Choosii, Inc., filed for the fiscal year ended December 31, 2022.

Signed,

DocuSigned by:

Shirley Yu

8A586C8CEAC4445...

Shirley Yu

CEO and President, Secretary and Treasurer

3/10/2023